

Business Plan

Contact Information
Name: David Goodell
Phone: 912-321-9166

Email: debellationbrewing@gmail.com
Web: www.debellationbrewing.com

Confidentiality Statement

This document (the "Business Plan") contains confidential information proprietary to Debellation Brewing Co., from now on referred to as the "Company" (the "Company"). This information and related conversations are submitted solely to introduce selected parties to the Company's Business Plan. The Company's disclosure of information contained herein and in related conversations does not constitute authorization for the recipient of the Business Plan to use the information, ideas, or concepts contained herein for any purpose other than the evaluation of the Company, or to disclose any information to any other parties. The Company retains ownership of this Business Plan, including any and all concepts and ideas described herein.

Each recipient of this document agrees to treat the information in a strictly confidential manner. The recipient may not disclose, directly or indirectly, or permit any agent or affiliate to disclose any information contained herein, or reproduce this document in whole or part without the prior written consent of the Company, unless otherwise required by applicable law.

Any party who accepts delivery of this Business Plan, or any other document(s) or verbal communication(s) of confidential information from the Company, agrees to be bound by the terms of this Confidentiality Statement and further agrees to promptly return any such documents and materials to the Company upon request.

Securities Statement

This Business Plan does not constitute an offer to sell or the solicitation of an offer to buy any securities, or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Business Plan nor any sale of the Company's securities shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that information contained herein is correct as of any time after its date.

Disclaimer Statement

The market analysis and financial projections presented herein represent the Company's best judgment and reasonable assumptions of future events and circumstances; all other information contained herein has been obtained from sources deemed reliable. However, no warranty or representation, expressed or implied, is made as to the accuracy or completeness of any information contained herein, and same is submitted subject to errors and omissions, and no representations or warranties of future company performance or market trends are intended, and such are expressly disclaimed.

Mission Statement

"Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish."



Table of Contents



Confidentiality Statement...2
Securities Statement 2
Disclaimer Statement..2
Mission Statement 3
Table Of Contents...4
Executive Summary...5
Objective..7
Financial Objectives..8
Start-Up Summary..9
Total Funds Allocated..9
Debellation Brewing Co. 10
Products And Services 10
Market Analysis Summary: Craft Beer Production In The Usa.......................................11
Georgia Beer Industry 12
Products And Services Segmentation 13
Georgia Craft Beer Market Size..15
Market Segmentation..15
Operational Strategy 16
Legal Structure 16
Location: Richmond Hill, Georgia...16
Location: Demographics...16
Target Market..17
Business Model 18
Business Hours 18
Market Needs..18
Branding And Marketing..19
Objectives...19
Keys To Success 19
Marketing Strategies.. 20
Local Competitive Analysis 21
Major Industry Players...23
Competitive Advantages 24
Barriers To Entry...24
Swot Analysis..25
Risk Analysis 25
Milestones..26
Management...27
About The Owners...27
Key Management 27
Management Team Gaps 27
Organizational Chart...27
Personnel Forecast..28
Financial Indicators...29
Revenue Forecast... 30
Break-Even Analysis 32
Projected Income Statement 33
Projected Cash Flow 35
Projected Balance Sheet 36
Sensitivity Analysis..37
Financial Assumptions 38
Appendix: Year One Financials..39

Debellation Brewing Co.
is registered in the state of
Georgia and headquartered in
Richmond Hill. Ownership is
held privately.



Debellation Brewing Co. (also referred to as "the Company") is the only craft beer brewery based in the city of Richmond Hill, Georgia. The Company specializes in producing delicious new-styled Craft Beer. Debellation Brewing is offering a range of craft beers with twelve unique flavors that are in demand among consumers. The Company's management is extensively experienced with expert craft beer making knowledge, understanding consumer preferences and working with a particular goal to satisfy their customers by introducing innovative flavors in the Craft beer industry. The management believes with the introduction of new unique flavors, the Company would attract a larger target market segment. The management is seeking $75,000-$100,000 as a bank loan to achieve the objective of this business project.

Why Debellation Brewing Co?

- No local brewery in the city of Richmond Hill or anywhere within a 30-minute drive
- Extremely experienced owners with proven experience of over five years. Their prior knowledge of restaurant ownership is also an asset when they bought a struggling 1100sf Irish Pub in 2016 with $220k in annual gross revenue and transformed it into a 4000 square feet Irish pub with roughly $1.4 million in annual gross revenue by 2019. This additional local business will also allow Debellation Brewing Co. to take benefit of their built-in customer base right from the start, an advantage over many other brewery start-ups.
- The community of loyal customers is desperately waiting for the launch of Debellation Brewing Co.
- Debellation Brewing Co strongly believes in unique flavor combinations and aims to introduce unique products to exceed the expectations of beer consumers.
- Prime Location with several hotels, motels and gas stations in the immediate vicinity.

Business Model: Debellation Brewing Co. will be operating as a wholesaler and retailer both. The Company's activities will involve the following:

- Production: As a producer of top-notch craft beers, Debellation Brewing Co. will work with external suppliers to buy quality raw material to produce premium craft beers.
- Distribution: The Company anticipates that 90% of its sales will occur through a retail location with sales of craft beer, growlers, canned beer and merchandise. The remaining 10% will be the distribution of kegs to retail locations. These numbers will undoubtedly change as the production brewery expands in the future. The distribution will be done through the following channels:
  - Retail: The Company's retail sales will mostly be from on-site sales at the brewery itself, but sales of kegs through a distributor to other local businesses will be the remainder. Sales of canned beer will also be looked at for grocery and liquor stores as the business expands with increased production output based on consumer demand.
  - Wholesale: Debellation Brewing Co. will also use third party distributors as the owner has knowledge of several distributors in the local area. Negotiations to choose a distributor will begin as the opening of the brewery draws near.

In addition to that, Debellation Brewing Co. aims to generate strong demand through exceptional marketing strategies and through the introduction of unique products in the industry.

Phases:

- Phase I: Debellation Brewing Company will initially start operations as a small microbrewery that will have a three-barrel brewhouse with an average of 500-700 barrels a year produced. It will sell beer flights to its guests, pints, growlers and growler fills, cans of beer to purchase for home consumption and merchandise for gifts or souvenirs.
- Phase II: In the second phase, Debellation Brewing will expand into a 7-10 barrel brewhouse utilizing open space adjacent to it within 3-5 years.

Market Opportunity: The growth of craft beer brewing in the last decade across America has been explosive, with the number of breweries in the US tripling, from just over 2,000 back in 2012 to a point where there are now close to 8,000 today.[1] Beer consumers are shifting from national labels to local favorites. The outlook for this industry appears to be strong, especially in Georgia and the Southeastern U.S. because analysis by IBISWorld shows that the Southeastern states account for about one-quarter of the U.S. population, but only 15 percent of the craft brewers are located within this region.[2]

Market Size: The Company is entering the market at a time when the industry in which it operates is experiencing exponential growth. According to market research firm IBISWorld, the Craft Beer Production Industry has seen an average annual growth rate of 11.8% over the last five years, positioning industry revenue to be around $6.8 billion in 2018. The Craft Beer Production industry is projected to see an average annual growth rate of 1.5% over the next five years, placing industry revenue at $ 7.2 billion in 2023. These trends bode extremely well for organizations as Debellation Brewing Co, as they show the long-term potential that the market and industry in general hold.

Marketing and Distribution: To reach the goals, marketing for Debellation Brewing Co will be done through a variety of mediums with the Internet being the primary driver.

- Website: The Company will develop a user-friendly, SEO customized portal (www.debellationbrewing.com) that outlines all of the products that are being offered.
- Social Media: The Company will also have a social media presence through leading social media portals to drive a strong word of mouth, authentic marketing message.
- Influencer Marketing: An average of 70% of people trust brand or product recommendations from someone they trust.
- Events: Attendance in trade shows and events such as Richmond Hill Rotary Craft Beer Festival will allow the Company to showcase its flavors and learn the market trends.
- Direct Sales: Debellation Brewing Co. will employ a dedicated sales team to enact precise sales and promotional efforts.

Target Market: Debellation Brewing Co anticipates that the primary customers of its products will be restaurants, bars and liquor stores, as well as to supermarkets, warehouse clubs, convenience stores and drug stores. The Company will also sell their products directly to consumers through the retail location. Thus, the major markets for beer can be segmented by consumer age group.

- Consumers aged 21 to 34: As a share of the US population, younger people are a lot more likely to drink beer than middle-aged consumers. This segment of the population was expected to account for 40.5% of industry revenue in 2018.
- Consumers aged 35 to 54: Middle-aged consumers ranging from 35 to 54 represent a substantial market for craft beer. In 2018, consumers aged 35 to 44 were expected to account for 21.2% of revenue.

[1] https://bigseventravel.com/2019/03/the-50-best-craft-breweries-in-america/
[2] https://www.georgiasbdc.org/small-business-in-the-craft-beer-industry/

While persons in the above segments will be the primary target, the secondary target will be:

- Consumers aged 55 and older: The industry's oldest consumers aged 55 and older have not demonstrated a substantial new interest in craft beer. As a result, this segment is expected to account for 18.2% of industry revenue in 2018.

Management:

- David Goodell is the owner and CEO of Debellation Brewing Co. Mr. Goodell is a retired Captain and seasoned business professional who is well connected and attuned to the needs of his targeted market. His brewing experience, work ethic and business acumen will be the key drivers that propel this venture towards a position of lasting success.
- Teresa Goodell is the co-owner and General Manager of the Company. She will be overseeing the back office and will manage HR, payroll, scheduling, billing, accounts receivables/payables and inventory of the Company.

Financial Overview: The Company expects steady growth over the first five years of operation and projects the following revenue to be generated:

	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$391,567	$516,868	$713,278	$841,668	$984,751
Units	50,443	66,585	91,887	108,427	126,860

Objective

The purpose of this plan is to provide financial institutions with the information necessary to evaluate the scope and future growth of Debellation Brewing Co. in the marketplace. In addition to serving as a roadmap for management, the plan will show that:

1) A significant market opportunity exists when analyzing the current market demands and competitive landscape;
2) The management team set in place is qualified to execute on a well-thought-out operational, marketing and sales strategy, and
3) The correct capital structure will allow for a long-lasting, profitable business.

To achieve the Company's objectives, Debellation Brewing Co. is seeking $75,000-$100,000 in total funding. The funding will be allocated in a variety of ways, including staffing, operations, marketing initiatives and the brewery build-out-cost. The investment risk is minimal based on the management experience and industry growth rates. Debellation Brewing Co's financial model shows consistent growth for the brand over the next five years. By year five, plans call for the Company to achieve $988K in annual gross revenue with a net profit of $107K or approximately 10.9%.

Financial Objectives

The following table and graphs illustrate the financial goals of Debellation Brewing Co. during the next five years. The financials are explained in detail throughout the duration of the plan.

Financial Highlights ($1,000's)

	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12	Y1	Y2	Y3	Y4	Y5
Revenue	12	20	23	31	35	35	35	35	39	39	43	43	392	517	713	842	989
Gross Margin	9	15	18	24	27	27	27	27	30	30	33	33	304	401	554	653	768
Operating Expenses	24	24	24	24	24	24	24	24	24	24	24	24	282	361	491	549	629
EBITDA	-14	-8	-5	2	5	5	5	5	8	8	11	11	31	49	72	113	147
Net Profit	-15	-9	-6	0	3	3	3	3	6	6	7	7	12	28	46	80	107
Gross Margin/Revenue	78%	78%	78%	78%	78%	78%	78%	78%	78%	78%	78%	78%	78%	78%	78%	78%	78%
EBITDA/Revenue	-116%	-39%	-19%	5%	13%	13%	13%	13%	19%	19%	25%	25%	8%	9%	10%	13%	15%
Net Profit/Revenue	-127%	-45%	-25%	1%	9%	9%	10%	10%	16%	16%	17%	17%	3%	5%	7%	9%	11%
Net Cash Flow	55	-7	-5	2	4	3	3	3	7	6	10	7	91	23	44	82	102
Cash Balance - Ending	55	48	43	45	50	53	56	60	67	74	84	91	91	114	159	241	343



Start-Up Summary

The following tables and graphs detail the funding the business will need to bring the vision to reality. Start-up funding includes all the expenditures, both start-up assets and start-up expenses, incurred before the Company starts earning revenue. The working capital element of the asset table represents the balance of cash at the beginning of Month 1 of the financial projections.

Use of Start-up Funding	
Expenses	
Grand Opening Advertising	$1,500
Website Development	$1,000
Initial Office Supplies	$200
Build-Out-cost	$50,000
Total Start-up Expenses	$52,700

Long-term Assets	
Furniture	$10,000
Computer & Accessories	$1,500
Contingency	$20,000
Total Long-Term Assets	$31,500

Short-Term Assets	
Working Capital	$53,800
Inventory	$7,000
Total Short-Term Assets	$60,800

Total Expenses & Assets	
Total Start-up Expenses	$52,700
Total Start-up Assets	$92,300
Total Funding Requirements	$145,000

Total Start-up Funding	
Total Amount Being Requested	$105,000
Total Funds Already Received	$40,000
Total Funding	$145,000

New Start-up Funding Being Requested	
Bank Amount Being Requested	$75,000
Investor Amount Being Requested	$30,000
Total Amount Being Requested	$105,000

Start-up Funding Already Received	
Owner Contribution	$40,000
Total Funding Already Received	$40,000

Start-up Capital and Liabilities	
Loss at Start-up (Start-up Expenses)	($52,700)
Total Funds Received & Requested	$145,000
Cash Balance on Starting Date	$60,800

As shown in the charts above and the graph below, the total start-up funding needed to successfully implement this venture is $105K. To date, the owner has invested $40K in personal funds to create the Company's brand. As depicted above, $52,700 will be used for start-up expenses; $31,500 will be used to purchase long-term assets, and $7K will be used for purchasing inventory. The remaining balance of $53,800 will be used for working capital.


TOTAL FUNDS ALLOCATED
Total Source & Use of Funds
Total Amount Being Requested
Total Funding Already Received
Total Start-up Expenses
Total Start-up Assets

Products And Services



Debellation Brewing Co. will provide state of the art new-styled Craft beer for beer lovers. Products are available in twelve different delicious flavors creatively designed by the experts. Half of them will be flagships, and the others will constantly rotate based on seasons, holidays and events. The following is a listing of the types of products that are available through Debellation Brewing Co.

Products	Benefits	Description
Draft Beer Flights and pints	Ability to sample delicious beers being offered	Four choices per flight can be chosen
Canned Beer for purchase	Ability to sample delicious beers being offered	canned beer available in singles or 6-packs
Growlers	Can fill up a growler for home consumption	A growler you can purchase to fill or bring your own
Merchandise	Items can be purchased for gifts or souvenirs	Shirts, hats, growlers, glasses, etc.
Private beer brewing sessions	Ability to learn the brewing process and to taste what they brewed	Private batch brew sessions

Market Analysis Summary: Craft Beer Production In The USA

Key Statistics Snapshot

Revenue	Annual Growth 13-18	Annual Growth 18-23
$6.8bn	**11.8%**	**1.5%**
Profit	Exports	Business
$310.9m	**$145.2m**	**6,813**

The Craft Beer Production industry has transformed into one of the fastest-growing and most popular alcoholic beverage segments in the United States. The industry has experienced significant revenue growth over the five years to 2018, increasing at an annualized rate of 11.8% to reach an estimated $6.8 billion, including estimated growth of 2.0% in 2018 alone. As consumers increasingly demand a greater variety of beers, including pale ales, lagers, seasonal beers, Belgian witbiers, stouts and saisons, craft brewers have captured a significant portion of drinkers that had traditionally purchased light and premium brand beers. Since many of the



industry's craft brewers are microbrewers, local brewpubs and regional producers, consumers have gravitated toward the industry's products for the attention to detail, range of beer styles, quality ingredients, a high degree of expertise and overall freshness that craft brewers offer.

Although the industry comprises many small-sized players, there has been increasing consolidation and expansion activity among some of the industry's largest brewers. Brewers such as MagicHat Brewing Company, Ballast Point Brewing Company and Lagunitas Brewing Company, once significant craft brewers, have been acquired by major beer companies and are no longer classified as brewers of craft beer by the Brewers Association. Other companies, such as Sierra Nevada Brewing Co., have constructed massive secondary brewing locations to facilitate wider distribution. In response to the rapid growth of craft beer, international beer manufacturing company Anheuser-Busch InBev acquired rival SABMiller plc in November 2015. The purchase, valued at $107.0 billion, represents the largest merger of alcoholic beverage companies in history.

Although both craft brewers and their competitors have speculated that the rapid revenue growth among industry brewers is poised to plateau due to market saturation, consumer demand for craft beer remains robust, although profit margins have declined. Still, over the five years to 2023, IBISWorld projects the industry to grow at a significantly slower annualized rate of 1.5% to $7.3 billion. Overwhelming consumer support for craft beer, alongside various legislative changes for interstate beer distribution, has transformed this industry from the small collection of brewpubs and microbreweries it was two decades ago to an industry that represents the strongest segment of the US alcoholic beverages market.

These growth trends bode extremely well for Debellation Brewing Co. as it establishes its brand in the marketplace. [3]

[3] Ibid.

Georgia Beer Industry

Per capita consumption of beer, wine, and distilled spirits in Georgia from 1994 to 2011 (in gallons)

This timeline shows the per capita consumption of beer, wine, and distilled spirits in Georgia from 1994 to 2011. In 2010, Georgia's per capita beer consumption amounted to 18.5 gallons; it's per capita wine consumption to 1.5 gallons. [4]





[4] https://www.statista.com/statistics/224328/per-capita-beer-and-wine-consumption-in-georgia-since-1994/

Products And Services Segmentation

The Craft Beer Production industry brews virtually all styles of beer and regularly experiments with different ingredients to create variant styles of beer. As a result, the industry's range of products is diverse. There are, however, several styles of beer that remain perennial favorites among craft beer enthusiasts and casual drinkers alike. India pale ales (commonly referred to as IPAs), traditional pale ales and seasonal varieties that feature limited time ingredients and unique flavors are the most popular types of beer.



Product and service segmentation (2019)
2.8%
Fruit
7.7%
Pale ale
4.5%
Amber ale
11.1%
Lager
25.2%
IPA
13.6%
Seasonal
20.6%
Belgian witbier
14.5%
Other
Total $6.8bn
SOURCE: WWW.IBISWORLD.COM

India Pale Ale (IPA)

While technically a style that exists within the broader category of pale ales, IPAbrands are the most popular type of beer among craft beer drinkers. In 2018, IPAs were expected to account for 25.2% of industry revenue. IPAs rate well with craft beer enthusiasts and casual drinkers alike, due to the style's moderate body, floral aroma, agreeable pale golden color and its markedly bitter finish. The beer does not share any direct links to India or Indian-style alcohol but is often said to have earned its name due to the highly hopped pale ales that were frequently exported from the East India Company to England's colonies in India throughout the 18th and 19th centuries.

Belgian witbier (Belgian white)

Often referred to as "white beers" or "Belgian whites," Belgian witbiers have spiked in popularity over the past five years, becoming a quintessential summer beer for many craft beer enthusiasts. Belgian witbiers are known for their light, fluffy complexion and are often offered to consumers new to beer, as they generally tout a subtle, unobtrusive flavor, especially when compared with stronger, more distinct beer varieties, such as ultra-hoppy IPAs or a sour gose. In 2018, Belgian witbiers were expected to account for 20.6% of industry revenue and are expected to continue growing in popularity over the next five years.

Seasonal

Seasonal beers are limited-edition beers that are typically distributed at the start of a new season. These special beers often come in variety packs, feature new flavors, include additional ingredients or have slightly stronger alcohol content. Once considered to be revenue-generating promotional tools for craft brewers to expand brand recognition, experimenting with new seasonal beers and advertising the return of limited-edition seasonal brands have become significant revenue-generating activities for craft brewers.

Seasonal beers vary substantially depending on the season and may include unfiltered fruit and citrus flavors during the spring and summer months. Conversely, fall and winter beers tend to be darker-colored beers featuring higher alcohol content, roasted and caramelized malts, higher grain bills and additional flavors that include cinnamon, nutmeg, clove, pumpkin and peppermint. Seasonal beers represent 13.6% of industry revenue and are especially popular among casual drinkers.

Lager

A lager is a type of beer that is fermented and conditioned at low temperatures using select bottom-fermenting yeast strains. The broadest categorizations of the industry's products typically separate beers into two groups of cold-fermented lagers and warm-fermented ales. Pale lager is historically the most popular and readily available style of beer in the world. In particular, the pilsner style of lagers, which features a very light golden color, mild alcohol content, high carbonation and a crisp but not dominant hop flavor, has widely become the industry standard beer style among major US-based, international macro breweries such as AnheuserBusch InBev and Molson Coors (IBISWorld report C1121-GL Global Beer Manufacturing). The style still performs moderately well in the Craft Beer Production industry, generating 11.1% of revenue. Much like pale ales, lagers can be made in different varieties. However, the varieties of lagers are limited and generally consist of pale, amber and dark lager variants. American pilsners typically incorporate rice and corn during the mashing process to create a straw yellow color and crisp, refreshing taste. Bock beers are traditionally the darkest and strongest lagers, while amber lagers offer a moderate malt flavor.

Pale ale

Traditional pale ales account for 7.7% of craft beer sales and feature a wide range of variants, styles and sub-categories. Generally speaking, pale ales are made using a high proportion of two-row pale malt, which gives the beer a light color. Different brewing processes, grain bills and hop varieties make pale ale one of the most complex and diverse beer categories. Popular types of pale ale beers include blonde ales, English ales, Irish ales, Scotch ales and American ales, all of which feature slight regional differences to the standard pale ale formula, particularly concerning hop additions. Although still popular among consumers who are unfamiliar with the industry's more complex or esoteric flavors, traditional forms of pale ale have contracted slightly over the past five years as the industry's rapid growth has led many brewers to continually "one-up" their competitors with a greater range of unconventional styles. Amber ales, a variant of pale ales, are made with a proportion of caramelized and amber-hued malt that has been kilned longer to give the beer an accentuated, richer flavor and to produce a deeper, copper tinge. The Brewers Association describes amber ales as having flavors determined primarily by the hops but focusing mainly on achieving a balance of toasty malt flavors to complement the bitterness of the hops. Amber ales represent 8.8% of the industry's revenue.

Wheat beers, fruit beers, stouts, porter and others

As the industry continues to expand, many craft beer producers have attempted to separate their products through beer styles that offer heavily roasted grains, high alcohol content, fruit adjuncts and wheat-based malts. This has led to an increasingly large "other" category, which is expected to comprise 14.5% of industry revenue in 2018. As consumers have become increasingly interested in the brewing process, new beer styles often focus on making the malt the primary focus of the beer, unlike hop-centric pale ales. Stouts and porters, for example, are often heavy-bodied, due in part to unique ingredients like oatmeal, coffee, chocolate malt, lactose and other novel flavors. The greater popularity of once uncommon regional styles such as Saisons, barleywines, lambics, tripels, altbiers and gluten-free sorghum beers will represent a major source of growth for craft breweries over the next five years.

Georgia Craft Beer Market Size[5]


GEORGIA
FIND A BREWERY
STATE LAWS
82
Craft Breweries
(RANKS 28TH)
1.1 Breweries per Capita*
(RANKS 50TH)
*per 100,000 21+ Adults
$
ECONOMIC IMPACT
1,596
Million Economic Impact
(RANKS 17TH)
221.25
Impact per Capita
(RANKS 38TH)
PRODUCTION
449,485
Barrels of Craft Beer Produced per Year
(RANKS 15TH)
1.8
Gallons per 21+ Adult
(RANKS 31ST)
NUMBER OF CRAFT BREWERIES OPERATING PER YEAR
100
50
0
2011
2012
2013
2014
2015
2016
2017
2018

Market Segmentation


Major Market Segmentation (2018)
2.1%
Exports
18%
Consumers aged 45 to 54
40.5%
Consumers aged 21 to 34
18.2%
Consumers aged 55 and older
21.2%
Consumers aged 35 to 44
Total $6.8bn

[5] https://www.brewersassociation.org/statistics-and-data/state-craft-beer-stats/

Operational Strategy

Legal Structure

Debellation Brewing Co. will be registered as S-Corp in the state of Georgia and headquartered in Richmond Hill. Ownership is held by David Goodell and Teresa Goodell.

Location: Richmond Hill, Georgia

The Company will be located at 822 Longwood Dr Richmond Hill, GA 31324. It is uniquely situated right off exit 90 of I-95 and in clear view of the cars passing by as they exit. The property is 4,000 square feet and located in a light industrial zone right off exit 90 of I-95. The building is a metal structure with six garage doors on 1.5 acres, which butts up to interstate I-95 and in clear view of the cars passing by as they exit. Perfect setup for any microbrewery of up to 20BBL capacity. Debellation Brewing Company has a Viking/Celt theme to it heralding back to its founder's lineage in Norway.


405
Atlantic Coastal
Equipment
822 Longwood Drive
Wheels Autoworks
Big Tex Trailer World
- Richmond Hill
Bilmar CNC
RPI Roofing
Richmond Hill
Lock-N-Store
Consumed Church
405

Location: Demographics

Statistic	Richmond Hill	Georgia	National
Population	11,501	10,099,320	318,558,162
Population density (sq. mi)	725	167	91
Median age	31	36.2	37.7
Male/Female ratio	1.0:1	1.0:1	1.0:1
Married (15yrs & older)	64%	54%	55%
Families w/ Kids under 18	62%	45%	43%
Speak English	88%	86%	79%
Speak Spanish	7%	8%	13%

The primary target market for the products that are being offered by Debellation Brewing Co will be consumers aged 21 to 54. Persons in this age group have shown a much stronger inclination to be actively involved in the consumption of Craft beer.

- **Consumers aged 21 to 34:** As a share of the US population, younger people are a lot more likely to drink beer than middle-aged consumers, many of whom prefer wine and more traditionally popular brands of light beer. The largest growth segment for beer during the past five years has been the youngest portion of the population of drinking age, namely, those aged 21 to 34. College students and young professionals have spent an increasing amount on craft beer in the past five years, as the age group has increasingly been willing to explore a range of alternatives to the standard macrobrew. This segment of the population is expected to account for 40.5% of industry revenue in 2018.

- **Consumers aged 35 to 54:** Middle-aged consumers ranging from 35 to 54 represent a substantial market for craft beer. These consumer segments have historically represented the major consumer base for craft beers, particularly among male beer hobbyists and homebrewers. This age group has also gravitated toward wine and other spirits. As a result, in 2018, consumers aged 35 to 44 are expected to account for 21.2% of revenue, while consumers aged 45 to 55 are expected to account for 18.0% of industry revenue. Over the next five years, the younger demographic will continue to be the main growth segment for craft beer, but as they continue to age, consumers aged 35 to 54 are expected to account for a growing share of industry revenue.

While persons in the above segments will be the primary target, the secondary target will be:

- **Consumers aged 55 and older:** The industry's oldest consumers aged 55 and older have not demonstrated a substantial new interest in craft beer. As a result, this segment is expected to account for 18.2% of industry revenue in 2018. Many consumers in this demographic segment either prefer other alcoholic beverages such as wine and spirits, while most beer drinkers in this segment continue to drink premium beer brands from major domestic beer manufacturers. The growth of the Craft Beer Production industry is a relatively new phenomenon, and many consumers in this demographic segment have shown less willingness to shift their beer purchases away from standard macro breweries.



Business Model

Debellation Brewing Co. will be operating as a wholesaler and retailer both. The Company's activities will involve the following:

- Production: As a producer of top-notch craft beers, Debellation Brewing Co. will work with external suppliers to buy quality raw material to produce premium craft beers.
- Distribution: The Company anticipates that 90% of its sales will occur through a retail location with sales of draft beer, growlers, canned beer and merchandise. The remaining 10% will be the distribution of kegs to retail locations. These numbers will undoubtedly change as the production brewery expands in the future. The distribution will be done through the following channels:
  - Retail: The Company will initially start operating with retail location but plans to expand to other areas of the City as well. Mr. Goodell's other business (Irish Pub) is in the same town and is currently being transformed into a brewpub, with a smaller 1BBL nano brewhouse. This additional local business will allow Debellation Brewing to take advantage of the existing customer base right from the start, an advantage over many other brewery start-ups. The Irish Pub and Debellation Brewing are roughly two miles apart. The Company will be brewing at both locations.
  - Wholesale: Debellation Brewing Co. will also use a third-party distributor as the owner has knowledge of several distributors in the local area. Negotiations to choose a distributor will begin as the opening of the brewery draws near.

In addition to that, Debellation Brewing Co. aims to generate strong demand through exceptional marketing strategies and through the introduction of unique products in the industry.

Phases:
- Phase I: Debellation Brewing Company will initially start operations as a small microbrewery that will have a three-barrel brewhouse with an average of 500-700 barrels a year produced. It will sell beer flights to its guests, pints, growlers and growler fills, cans of beer to purchase for home consumption and merchandise for gifts or souvenirs.

- Phase II: In the second phase, Debellation Brewing will expand into a 7-10 barrel brewhouse utilizing open space adjacent to it within 3-5 years.

Business Hours

Debellation Brewing will be operating daily from early afternoon to early evening, which is 12:00 pm to 8:00 pm. Production and brewing operations will be done before and after those hours.

Market Needs

The market is craving for the product line that is being offered by Debellation Brewing Co. The Company will be the pride of Richmond Hill as its only local brewery in the city and Entire County. The local Irish Pub was owned by Debellation Brewing's owner, is also a staple of the community and has gained a reputation as having Bryan County's Best Chef voted by the people in 2019, among other awards. Their patrons eagerly await the opening of Debellation Brewing. With this industry projected to have strong growth trends over the course of the next several years, the need for products that keep the consumer satisfied will rise exponentially. Market demand is precisely the area that Debellation Brewing Co. will address and one that will allow the Company to remain relevant well into the future.

Branding And Marketing

To raise brand awareness among its intended audiences, the Company will emphasize a logo and company colors on all marketing materials. The Company's branding, values, and mission will aid in fueling word-of-mouth buzz and building a loyal customer following.

By upholding a positive corporate image in addition to providing its top-quality craft beer, Debellation Brewing Co. will increase its market share, stand out among its competitors, and become a dominant player in the market. The Company will also fervently track any direct or indirect competition in the marketplace to ensure it stays on top of cutting-edge industry trends and opportunities. Moving forward, Debellation Brewing Co. will strive to meet the following objectives as it accomplishes specific keys to success:

Objectives

- Become a recognized market leader in the craft beer production industry
- Develop a strong customer service model
- Remain flexible in product offerings
- Remain attuned to the marketplace and integrate products into the business mix that meet the needs of the targeted audience

Keys To Success[6]

- Establishment of brand names
  Successful branding through logo design, labeling and advertising is critical to success in a brand competitive market.

- Control of distribution networks
  New entrants must have access to distribution networks, including wholesale distributors, to get their beer sold at restaurants, bars and other retail locations.

- Marketing of products
  Innovative and offbeat branding, packaging and marketing help operators differentiate their craft beer from corporate brands.

- Effective quality control
  Quality and taste are important competitive factors among craft breweries. Operators need to keep flavors consistent batch after batch and ensure high quality.

- Management of seasonal production
  In addition to year-round brewing flavors, producers must continually rotate several additional beer styles every few months to take advantage of increasingly popular seasonal drinking trends.

[6] "Craft Beer Production in the US" IBISWorld.

Marketing Strategies

Marketing for Debellation Brewing Co. will be done through a variety of channels including the internet, print, television, email marketing, video blogging, social media, press releases, trade shows and word of mouth as detailed below:

Social Media
- Generate brand awareness and maintain a presence on social media websites such as Facebook, Twitter, and LinkedIn.
- Google+, when a customer searches for delicious craft beers, Google's Knowledge Graph provides the business's details in the sidebar. Google's Knowledge Graph gathers a large chunk of its info from Google+, so having your business set up on Google+ is a huge bonus.
- Facebook has its pay-per-click network that is also cost-effective and can be targeted to the company's demographic.

Influencer Marketing
Using celebrities for promotion is hardly new, and Influencer marketing is a rising strategy that utilizes key leaders to drive the brand's message. An average of 70% of people trusts brand or product recommendations from someone they trust, according to Mashable. Pepsi gained over 46 million impressions by incorporating highly influential creators and asking them to share content featuring the redesigned beverage, which would have cost them 5x as much without the use of influencer marketing, according to Shorty Awards.

Launching and Networking
Launching extended advertising will involve the following:
- Sales discount/deal to distributors mainly, it may also include a discounted offer to retailers.
- Banners display at shopping malls, parks, and other public places

Trade Shows
Attendance in trade shows and events such as Richmond Hill Rotary Craft Beer Festival will allow the Company to showcase its latest products and learn about recent market trends and opportunities.

Direct Sales
Debellation Brewing Co. will employ a dedicated sales team to enact precise sales and promotional efforts. Potential clients will be contacted directly, and all sales efforts will involve informational discussions and presentations.

Word of Mouth
Word of mouth will round out the marketing model and has the potential of providing the most marketing push as it will allow the Debellation Brewing Co. to deliver an authentic, trusted marketing message among the target market.

Website
A well-optimized website with proper site structure, page layout, and clear and easy navigation, along with targeted keywords embedded throughout the site will be constructed and will ensure proper search engine placement and saturation. The Company's website www.debellationbrewing.com is an important marketing asset. Along with SEO, the website is easily navigable, highly informative and will serve as a platform to generate new business.

Local Competitive Analysis

Debellation Brewing Co. is keenly aware that it must consistently analyze the local competitive landscape to accelerate its position in the marketplace. Currently, there is no local brewery in the city of Richmond Hill or anywhere within a 30-minute drive. If there were competition, those would be other breweries in nearby Savannah, Georgia. All of them are very supportive of Debellation Brewing and each other. Small craft breweries, for the most part, do not consider themselves in competition with others in unsaturated markets such as ours. Each of these has been supportive in mentoring, advice and support to us, particularly Coastal Empire Beer Company. The identified breweries are described below:



Service Brewing Co

Phone: +1 912-358-1002

Address: 574 Indian Street Savannah, GA 31401

Email: info@servicebrewing.com

Facebook: www.facebook.com/servicebrewing

Web: www.servicebrewing.com

Service Brewing Co. is a veteran-owned craft brewery based in Savannah, Georgia, United States. The Company was established in 2013 and incorporated in GA. The owner of the company is Mr. Kevin Rogers Ryan. They craft American-made beers for the curious and experienced consumer, focusing on high quality and local ingredients. They claim to brew their large scale beers year-round while maintaining a busy Research and Development division that produces small batches of innovative, experimental brews. Service Brewing Co. is dedicated to honoring those that have put their lives at risk and their country and community first.



Southbound Brewing Co

Address: 107 E Lathrop Ave Savannah, Georgia

Phone: +1 912-335-1737

Email: info@southboundbrewingco.com

Facebook: www.facebook.com/southboundbrewingco/

Web: www.southboundbrewingco.com

Southbound Brewing Company is the first production microbrewery located in Savannah, Georgia. It is a privately owned brewery with six craft-beer labels, offering visitor tours, musical events & tastings. Southbound released its first brew on May 15, 2013, and aspire to become the most innovative and exciting yet. The two founding members, Smith Mathews and Carly Wiggins, have been lifelong friends. Both attended the Georgia Institute of Technology and have almost ten years of combined industry experience. Southbound offers a variety of beers focusing heavily on IPA's and sours. According to Owler.com, they have estimated annual revenue of 7.8 million dollars. [7]

[7] https://www.owler.com/company/southboundbrewingco



Coastal Empire Beer Co

Phone: +1 912-335-2804
Address: 79 Ross Road Savannah, Georgia
Email: contact@coastalempirebeer.com
Website: www.coastalempirebeer.com
Facebook: www.facebook.com/CEBC.Beer/

Coastal Empire Beer Co. is a privately owned craft brewery based in Savannah, Georgia, United States. The Company was founded in 2010 by Kevin Haborak. They have 16 beers on tap in the tasting room, which includes their five year-round beers, seasonals, and taproom only small-batch beers. They claim to pet-friendly and welcome outside food on their premises.

Major Industry Players[8]

Company	Market Share	Description
Boston Beer Company	11.0%	The Boston Beer Company was founded in 1984 in Boston and has historically been the most prominent craft brewing company in the United States. The Boston Beer Company's signature brand is the Samuel Adams line of beers, which includes the flagship Boston Lager; Sam Adams Light; Rebel IPA; its lineup of seasonal beers; the Barrel Room Collection of barrel-aged and high-ABV beverages; its small-batch beer lineup; many limited-release beers; and its Brewmasters Collection of lagers, wheat beers, ales, IPAs, pilsner and fruit beers. The company produces about 4.0 million barrels of beer per year and employs more than 1,500 people. Over the five years to 2018, the Boston Beer Company's industry-relevant revenue experienced strong growth, particularly early on and later in the period. Thus, over the five years to 2018, IBISWorld expects industry-relevant revenue to increase at an annualized rate of 5.7% to $740.5 million. The company's biggest declines came in 2016 and 2017. However, the company is expected to experience significant revenue gains in 2018, resulting from renewed interest in some of its most popular brands. Still, the company's market share has been consistently declining over the past five years, as the industry has become inundated with small, local craft brewers, and consumers have increasingly sought out burgeoning varieties.
D.G. Yuengling & Son Inc.	9.0%	D.G. Yuengling & Son Inc. (Yuengling) is the oldest brewery in the United States and represents one of the largest breweries in the country in terms of total barrel volume. Founded in 1829 by German brewer David Gottlob Jüngling in Pottsville, PA, Yuengling has grown into one of the premier family-owned breweries in the country. Through its two Pennsylvania breweries and its new Tampa, FL, plant, the company produces an estimated 5.7 million barrels of beer each year. Unlike many of the industry's largest craft breweries that are capable of negotiating national distribution contracts throughout most of the United States, Yuengling predominantly distributes its products across the East Coast. While it is a staple at many bars and retail stores throughout New York, Pennsylvania and the southern states of Georgia, Tennessee and elsewhere, the company does not have any current plans to expand its sales into all of New England or elsewhere. Yuengling is a private, family-owned brewery and does not disclose financial data to the public. However, the company's projected barrel volume is anticipated to have exceeded 5.0 million barrels over the five years to 2018, making the company one of the largest in the industry. IBISWorld anticipates Yuengling's industry-relevant revenue will remain relatively stagnant over the five years to 2018, declining an annualized 0.1% to $610.3 million. Additionally, Yuengling bolstered its total revenue growth in recent years by constructing a museum and gift shop at its flagship location in Pottsville. The 40,000 square-foot building, which was once used to manufacture the company's brand of ice cream, will also offer a tasting room. Sales of gifts and ice cream are not included in the company's craft beer production revenue.
New Belgium Brewing Company	3.6%	New Belgium Brewing Company was established in 1991 in Fort Collins, CO, and currently produces more than 1.0 million barrels of New Belgium branded beer annually. Much like many of the industry's emerging major players, the company started as homebrew by founder and hobbyist Jeff Lebesch, who enjoyed brewing in his basement and sharing his homemade product with his family and friends. With some help from their neighbors, Lebesch and his wife (and current CEO) Kim Jordan grew the business to its current distribution across all 50 states. The company has completed its 100,000 square-foot distribution center in Asheville, NC, which is anticipated to boost the company's capacity to ship an additional 500,000 barrels of beer per year. IBISWorld estimates that the New Belgium Brewing Company will generate $243.6 million in revenue in 2018.

[8] Ibid.

Competitive Advantages

The following is a listing of the primary competitive advantages of the Company upon entering the market.
- Excellent Customer service
- No local brewery in the city of Richmond Hill or anywhere within a 30-minute drive
- The prime location of the business
- Owners of Debellation Brewing have gained an excellent reputation in the local market as their other business (Irish Pub) is quite successful and has won several awards, including Bryan County's Best Chef voted by the people in 2019.
- The community of loyal customers is desperately waiting for the launch of Debellation Brewing Co.
- Creativity and innovation in the market
- Unique Products with unpredictable flavor combinations
- Superior knowledge of craft beers
- The volume of quality products
- Delicious Taste
- Niche industry with amazing growth potential

Barriers To Entry



Barriers to Entry checklist	
Competition	High
Concentration	Low
Life Cycle Stage	Growth
Capital Intensity	High
Technology Change	Low
Regulation and Policy	Heavy
Industry Assistance	Low

SOURCE: WWW.IBISWORLD.COM

The barriers to entry into the Craft Beer Production industry are moderate. Basic brewing equipment can be purchased at a relatively low cost, provided that the brewery aims to produce and sell their product locally. Many operators can access small business loans to launch microbreweries, although larger initial investment will enable brewers to produce in higher volumes at a lower per-unit cost. In many cases, some of the industry's most successful craft beer brands started from hobbyists, homebrewers and brewpubs that chose to expand their production and sell their products to a larger audience. Gaining access to raw material inputs such as malted barley, hops, yeast, sugar and other optional adjuncts is relatively easy, and many small-scale producers may choose to sell their products to consumers directly from the facility into glass bottles, large growlers or served from the tap at the establishment. Aspiring craft brewers often prefer to operate their facility as both a brewery and a taproom, since bottling and distribution activities reduce profit margins. Smaller producers will be at a competitive disadvantage; however, since raw materials and ingredients often are more expensive to purchase per unit when acquired in small quantities. Smaller breweries are also disproportionately exposed to fluctuations in input costs and may be forced to charge higher prices for their products.

New entrants into the industry who wish to distribute their products immediately will need to secure distribution agreements and purchase branding, marketing and promotional materials. Gaining access to distribution channels may be a significant barrier to entry, partly due to the costly nature of negotiating distribution contracts with major beer wholesalers. The three-tier alcohol distribution system prohibits producers of beer from distributing alcohol to the retail level without negotiating a distribution agreement with commercial or state wholesalers. Wholesalers will stock the shelves of liquor outlets, supermarkets, convenience stores and restaurants with the beers they distribute, but limited shelf space will ultimately leave some craft beer producers unable to retail their products if larger beer manufacturers can successfully negotiate more lucrative deals. Many major beer manufacturing companies, such as Anheuser-Busch InBev, have diversified their brand portfolios by producing craft-style flavors and acquiring craft brewers. This not only makes it increasingly difficult for craft beer producers to compete against major brewers, but these major beer manufacturers often possess the cash on hand to negotiate substantial distribution deals that command a high percentage of supermarket shelf space.

Swot Analysis

The following is a listing of the key strengths and weaknesses of Debellation Brewing Co., as well as the opportunities and threats that exist within the marketplace.

Strengths

- Knowledge of the owners
- Customer service commitment
- Scope and quality of products
- No local brewery in the city of Richmond Hill or anywhere within a 30-minute drive
- Owners of Debellation Brewing have gained an excellent reputation in the local market as their other business (Irish Pub) is quite successful and has won several awards, including Bryan County's Best Chef voted by the people in 2019.
- The community of loyal customers is desperately waiting for the launch of Debellation Brewing Co.
- Aim to bolster Richmond Hill's economy with needed tax revenue
- The prime location of the business
- Creativity and innovation in the market
- Unique Products with unpredictable flavor combinations
- The volume of quality products
- Delicious Taste
- Niche industry with amazing growth potential

Weaknesses

- The company needs funding and working capital for a successful launch
- As a new business, the Company must build its credibility

Opportunities

- The increasing popularity of the industry
- Growth among demographic segments

Threats

- Instability of the US economy leads to unpredictable market activity
- Larger companies that have more resources and the ability to reach deeper into the market

Risk Analysis

The risks involved with Debellation Brewing Co. will be minimal. The business operates with little overhead; a vital factor that bodes well for long-term sustainability and the creation of a durable business model. However, relatively high barriers to entry have fostered a competitive landscape with a vast range of available products and services. In order to face the risks as a new business in the marketplace, the Company must implement a highly effective marketing campaign, build industry connections and communicate its value to potential customers while focusing on how it uniquely fills a market need. With that being said, the Company stands as a viable business opportunity that has the potential to deliver significant returns to any investor or lending institution.

Milestones

The tentative milestones are shown below. Management reserves the right to make changes to this schedule as needed.

Milestones		
	Start Date	Duration (days)
Secure Location	07/01/2020	14.00
Obtain Funding	07/15/2020	0.00
Build-out	07/15/2020	31.00
Purchase Furnishing and Décor	08/15/2020	17.00
Hire Staff	09/01/2020	30.00
Grand Opening	10/01/2020	75.00
Achieve $391k in Gross Sales	10/01/2020	365.00


Secure Location
Obtain Funding
Build-out
Purchase Furnishing and Décor
Hire Satff
Grand Opening
Achieve $391k in Gross Sales
Aug-19
Dec-19
Mar-20
Jun-20
Sep-20
Jan-21
Apr-21
Jul-21
Oct-21
Feb-22

About The Owners

David Goodell is the owner and CEO of Debellation Brewing Co. Mr. Goodell has experience-based knowledge; he has always been a self-motivator and accomplished every goal he set out to pursue throughout his career. His professional interests focus on building a successful business through the production of high-quality craft beer, where he has over five years of hands-on experience. Mr. Goodell has won back to back 1st place awards in the annual Domras Cup Beer Homebrewers Beer Competition for 2019 and 2020. David Goodell has been brewing for five years, starting as a homebrewer and creating a homebrew club for others in the local area. Over the years, David has refined and gained advanced brewing techniques and working knowledge of crafting many styles of beer. In addition, he has excellent communication skills, time-management skills, and overall organizational skills.

Teresa Goodell is the co-owner and General Manager of Debellation Brewing Co. She is a highly motivated individual who excels at whatever she does. She has been preparing and researching for this venture for the past few years. Her strategic planning and execution make her well suited to lead the Company.

Key Management

Brewmaster
Taproom manager
Sales Representative
Assistant brewer

Management Team Gaps

Every organization utilizes diverse human resources to accomplish company goals and objectives. To accomplish company goals and objectives, Debellation Brewing Co. may need to add more positions in the future, such as CFO, CTO, COO, Finance Manager, Accountant, Sales Manager and Marketing Manager.

Organizational Chart



The Personnel Forecast

The personnel forecast below shows the staffing needs for the next five years.

Personnel Forecast					
	Year 1	Year 2	Year 3	Year 4	Year 5
Management Staff					
Brewmaster	1	1	2	2	3
Sales Representative	1	2	2	3	3
Assistant Brewer	2	3	5	5	5
Total Personnel	4	6	9	10	11
Management Salaries					
Brewmaster	$32,000	$35,000	$40,000	$43,000	$47,000
Sales Representative	$30,000	$30,900	$31,827	$32,782	$33,765
Assistant Brewer	$28,000	$28,840	$29,705	$30,596	$31,514
Management Staff					
Brewmaster	$32,000	$35,000	$80,000	$86,000	$141,000
Sales Representative	$30,000	$61,800	$63,654	$98,345	$101,296
Assistant Brewer	$56,000	$86,520	$148,526	$152,982	$157,571
Total Payroll	$118,000	$183,320	$292,180	$337,327	$399,867

Personnel Assumptions: (1) Costs are based on average wages.

Financial Indicators

The following table summarizes Debellation Brewing Co.'s projected financial performance with standardized measurement indicators used to evaluate the profitability, leverage, asset turnover and liquidity. As with any long-range projection, accuracy is based on reasonable estimates of return on investment and past performance. The Company believes the following numbers are attainable and reasonable. However, actual results will vary.

Financial Indicators					
	Year 1	Year 2	Year 3	Year 4	Year 5
Profitability %'s:					
Gross Margin	77.62%	77.62%	77.62%	77.62%	77.62%
Net Profit Margin	3.04%	5.35%	6.52%	9.45%	10.86%
EBITDA to Revenue	7.81%	9.48%	10.11%	13.45%	14.91%
Return on Assets	6.86%	14.34%	19.79%	25.81%	26.25%
Return on Equity	14.54%	25.22%	29.79%	33.77%	31.30%
Activity Ratios:					
Accounts Payable Turnover	3.50	4.54	5.14	5.33	5.51
Asset Turnover	2.26	2.68	3.04	2.73	2.42
Leverage Ratios:					
Debt to Equity	1.12	0.76	0.51	0.31	0.19
Debt to Assets Ratio	52.82%	43.15%	33.59%	23.56%	16.14%
Interest Coverage Ratio	5.37	9.78	16.93	32.82	57.38
Liquidity Ratios:					
Current Ratio	3.93	4.96	5.72	7.36	9.21
Current Debt to Total Assets Ratio	14.41%	13.23%	13.22%	11.46%	9.82%
Additional Indicators:					
Revenue to Equity Ratio	4.78	4.72	4.57	3.57	2.88


Financial Indicators
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Year 1
Year 2
Year 3
Year 4
Year 5
Net Profit Margin
EBITDA to Revenue

Revenue Forecast

The following is a five-year revenue forecast. Direct costs include all costs that can be directly tied to revenue and include the "cost of goods/services."

Revenue Forecast					
	Year 1	Year 2	Year 3	Year 4	Year 5
Total					
Beer Flights (Four 4oz)	13,827	18,252	25,188	29,722	34,923
Pints 16oz	18,436	24,336	33,584	39,629	46,564
Canned Beer (6 Packs)	9,218	12,168	16,792	19,814	23,282
Growlers	6,145	8,112	11,195	13,210	15,521
Merchandise	333	440	607	717	842
Keg	83	109	150	178	209
Food	2,400	3,168	4,372	5,159	6,062
Price					
Beer Flights (Four 4oz)	$7.00	$7.00	$7.00	$7.00	$7.00
Pints 16oz	$5.00	$5.00	$5.00	$5.00	$5.00
Canned Beer (6 Packs)	$10.00	$10.00	$10.00	$10.00	$10.00
Growlers	$14.17	$14.17	$14.17	$14.17	$14.17
Merchandise	$15.00	$15.00	$15.00	$15.00	$15.00
Keg	$135.00	$135.00	$135.00	$135.00	$135.00
Food	$3.00	$3.00	$3.00	$3.00	$3.00
Revenue					
Beer Flights (Four 4oz)	$96,791	$127,764	$176,314	$208,051	$244,460
Pints 16oz	$92,182	$121,680	$167,918	$198,144	$232,819
Canned Beer (6 Packs)	$92,182	$121,680	$167,918	$198,144	$232,819
Growlers	$87,061	$114,920	$158,589	$187,136	$219,884
Merchandise	$5,001	$6,601	$9,110	$10,749	$12,630
Keg	$11,151	$14,719	$20,313	$23,969	$28,164
Food	$7,200	$9,504	$13,116	$15,476	$18,185
Total Revenue	$391,567	$516,868	$713,278	$841,668	$988,960
Direct Cost					
Beer Flights (Four 4oz)	$0.60	$0.60	$0.60	$0.60	$0.60
Pints 16oz	$0.60	$0.60	$0.60	$0.60	$0.60
Canned Beer (6 Packs)	$3.60	$3.60	$3.60	$3.60	$3.60
Growlers	$3.87	$3.87	$3.87	$3.87	$3.87
Merchandise	$7.50	$7.50	$7.50	$7.50	$7.50
Keg	$85.00	$85.00	$85.00	$85.00	$85.00
Food	$0.75	$0.75	$0.75	$0.75	$0.75

Direct Cost of Revenue					
Beer Flights (Four 4oz)	$8,296	$10,951	$15,113	$17,833	$20,954
Pints 16oz	$11,062	$14,602	$20,150	$23,777	$27,938
Canned Beer (6 Packs)	$33,185	$43,805	$60,451	$71,332	$83,815
Growlers	$23,762	$31,366	$43,286	$51,077	$60,015
Merchandise	$2,500	$3,301	$4,555	$5,375	$6,315
Keg	$7,021	$9,268	$12,789	$15,092	$17,733
Food	$1,800	$2,376	$3,279	$3,869	$4,546
Subtotal Cost of Revenue	$87,627	$115,668	$159,622	$188,354	$221,316

Revenue Forecast Assumptions: (1) Revenue and costs are based on averages.





Break even Analysis

The following break-even analysis shows the revenue necessary to break-even in the first year of operation. Break-even is where revenue equals expenses. As shown below, the Company is expected to incur average monthly fixed costs of $24,005 in Year 1. To cover fixed costs and variable costs, which rise and fall with revenue, the Company must, on average, achieve revenue of $31,335 per month to break-even.

Year 1 Break-even Analysis	
Monthly Revenue Break-even	$31,335
Assumptions:	
Average Monthly Revenue	$32,631
Average Monthly Variable Cost	$7,633
Estimated Monthly Fixed Cost	$24,005



Year 1 Break-even Analysis

Projected Income Statement

Debellation Brewing Co. intends to deploy its funding to maximize growth and profitability. In the Income Statement table below, gross margin equals sales minus direct costs. The "bottom line" or profit (as measured before and after interest, taxes, depreciation and amortization) equals gross margin minus operating expenses.

Pro Forma Income Statement					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$391,567	$516,868	$713,278	$841,668	$988,960
Subtotal Cost of Revenue	$87,627	$115,668	$159,622	$188,354	$221,316
Total Cost of Revenue	$87,627	$115,668	$159,622	$188,354	$221,316
Gross Margin	$303,939	$401,200	$553,656	$653,314	$767,644
Gross Margin/Revenue	77.62%	77.62%	77.62%	77.62%	77.62%
Expenses					
Rent	$48,000	$49,200	$50,430	$51,691	$52,983
General Insurance Liability	$2,100	$2,153	$2,206	$2,261	$2,318
Telephone/Internet	$1,200	$1,230	$1,261	$1,292	$1,325
Website Hosting/Updates	$900	$923	$946	$969	$993
Marketing & Advertising	$12,000	$15,000	$20,000	$25,000	$32,000
Supplies	$30,000	$30,750	$31,519	$32,307	$33,114
Utilities	$18,000	$18,450	$18,911	$19,384	$19,869
Professional Services	$4,800	$4,920	$5,043	$5,169	$5,298
Travel & Fuel	$4,200	$4,305	$4,413	$4,523	$4,636
Facility Maintenance	$12,000	$12,300	$12,608	$12,923	$13,246
Merchant Fees	$9,000	$9,225	$9,456	$9,692	$9,934
Depreciation & Amortization	$9,000	$9,000	$9,000	$9,000	$9,000
Payroll Taxes & Benefits	$13,157	$20,440	$32,578	$37,612	$44,585
Total Personnel	$118,000	$183,320	$292,180	$337,327	$399,867
Total Operating Expenses	$282,357	$361,215	$490,549	$549,150	$629,169
Profit Before Interest and Taxes	$21,582	$39,985	$63,106	$104,163	$138,475
EBITDA	$30,582	$48,985	$72,106	$113,163	$147,475
Interest Expense	$5,699	$5,008	$4,259	$3,448	$2,570
Taxes Incurred	$3,970	$7,345	$12,358	$21,150	$28,540
Net Profit	$11,913	$27,632	$46,489	$79,565	$107,365
Net Profit/Revenue	3.04%	5.35%	6.52%	9.45%	10.86%

Income Statement Assumptions: (1) Start-up cost is amortized over 3 years; (2) Total payroll taxes are 11.15%; (3) Company taxes are based on 21%.

The charts below represent the total revenue monthly and for the next five years. The charts illustrate the percentage of revenue allocated to the cost of goods (COG), operating expenses, taxes and interest. The net income piece represents revenue less the aforementioned expenditures.





Projected Cash Flow

The following depictions of Debellation Brewing Co.'s projected cash flow show that the Company expects to maintain sufficient cash balances over the five years of this plan. The "pro forma cash flow" table differs from the "pro forma income statement" table. Pro forma cash flow is intended to represent the actual flow of cash in and out of Debellation Brewing Co. In comparison, the revenue and expense projections on the income statement include "non-cash" items and exclude funding and investment illustrations.

Pro Forma Cash Flow					
	Year 1	Year 2	Year 3	Year 4	Year 5
Cash Received					
Revenue	$391,567	$516,868	$713,278	$841,668	$988,960
Proceeds from Bank Loan	$75,000	$0	$0	$0	$0
Owner Contribution	$40,000	$0	$0	$0	$0
Proceeds from Investor	$30,000	$0	$0	$0	$0
Subtotal Cash Received	$536,567	$516,868	$713,278	$841,668	$988,960
Expenditures					
Expenditures from Operations					
Total Personnel	$118,000	$183,320	$292,180	$337,327	$399,867
Bill Payments	$227,633	$296,450	$360,043	$411,515	$467,891
Subtotal Spent on Operations	$345,633	$479,770	$652,223	$748,842	$867,758
Additional Cash Spent					
Start-up Costs	$52,700	$0	$0	$0	$0
Principal Loan Repayment	$8,329	$9,020	$9,768	$10,579	$11,457
Purchase Inventory	$7,000	$5,000	$7,000	$0	$8,000
Purchase Long-term Assets	$31,500	$0	$0	$0	$0
Subtotal Cash Spent	$445,162	$493,790	$668,992	$759,421	$887,215
Net Cash Flow	$91,405	$23,078	$44,286	$82,246	$101,744
Cash Balance	$91,405	$114,483	$158,769	$241,015	$342,760

Cash Flow Assumptions: (1) Proceeds from Bank Loan assume funds were received in the amount of $75k; (2) Proceeds from Investor's funds were received in the amount of $30k; (3) Owner Contribution is $40k.


Year 1 Cash
$100,000
$80,000
$60,000
$40,000
$20,000
$0
-$20,000
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12
Net Cash Flow
Cash Balance

Projected Balance Sheet

A balance sheet is a snapshot of Debellation Brewing Co.'s financial condition. The balance sheet has three parts: assets, liabilities and ownership equity.

Pro Forma Balance Sheet	Year 1	Year 2	Year 3	Year 4	Year 5
Assets					
Current Assets					
Cash	$91,405	$114,483	$158,769	$241,015	$342,760
Inventory	$7,000	$12,000	$19,000	$19,000	$27,000
Total Current Assets	$98,405	$126,483	$177,769	$260,015	$369,760
Long-term Assets					
Long-term Assets	$84,200	$84,200	$84,200	$84,200	$84,200
Accumulated Depreciation	$9,000	$18,000	$27,000	$36,000	$45,000
Total Long-term Assets	$75,200	$66,200	$57,200	$48,200	$39,200
Other Assets					
Total Assets	$173,605	$192,683	$234,969	$308,215	$408,960
Liabilities and Capital					
Current Liabilities					
Accounts Payable	$25,020	$25,486	$31,052	$35,312	$40,149
Subtotal Current Liabilities	$25,020	$25,486	$31,052	$35,312	$40,149
Long-term Liabilities	$66,671	$57,652	$47,883	$37,304	$25,846
Total Liabilities	$91,692	$83,138	$78,935	$72,616	$65,996
Paid-in Capital	$70,000	$70,000	$70,000	$70,000	$70,000
Retained Earnings	$0	$11,913	$39,545	$86,034	$165,599
Earnings	$11,913	$27,632	$46,489	$79,565	$107,365
Total Capital	$81,913	$109,545	$156,034	$235,599	$342,964
Total Liabilities and Capital	$173,605	$192,683	$234,969	$308,215	$408,960
Net Worth	$81,913	$109,545	$156,034	$235,599	$342,964

Sensitivity Analysis

The sensitivity analysis below assumes that revenues are 5% higher or 5% lower than the figures projected earlier in this business plan.

Best Case Scenario (Revenue Increases by 5%)					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$411,145	$542,711	$748,942	$883,751	$1,038,408
Cost of Goods	$92,009	$121,452	$167,603	$197,772	$232,382
Gross Margin	$319,136	$421,260	$581,338	$685,979	$806,026
Gross Margin/Revenue	77.62%	77.62%	77.62%	77.62%	77.62%
Operating Expenses	$282,357	$361,215	$490,549	$549,150	$629,169
Net Profit	$17,915	$42,427	$67,464	$104,647	$137,147
Cash Flow	$97,407	$37,874	$65,261	$107,328	$131,527
Cash Balance	$97,407	$135,281	$200,542	$307,870	$439,397
Net Profit/Revenue	4.36%	7.82%	9.01%	11.84%	13.21%

Worst Case Scenario (Revenue Decreases by 5%)					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$371,988	$491,025	$677,614	$799,584	$939,512
Cost of Goods	$83,246	$109,885	$151,641	$178,936	$210,250
Gross Margin	$288,742	$381,140	$525,973	$620,648	$729,261
Gross Margin/Revenue	77.62%	77.62%	77.62%	77.62%	77.62%
Operating Expenses	$282,357	$361,215	$490,549	$549,150	$629,169
Net Profit	($7,080)	$10,733	$23,725	$53,035	$76,503
Cash Flow	$72,412	$6,179	$21,522	$55,716	$70,883
Cash Balance	$72,412	$78,591	$100,113	$155,829	$226,712
Net Profit/Revenue	-1.90%	2.19%	3.50%	6.63%	8.14%

Financial Assumptions

The assumptions below provide growth rates, cash on hand, and the terms of funding based on an initial loan amount of $75,000.

Financial Assumptions					
	Year 1	Year 2	Year 3	Year 4	Year 5
Growth Assumptions					
Total Revenue Growth		32%	38%	18%	18%
Total Expense Growth		28%	36%	12%	15%
Personnel Assumptions					
Average Salary Growth		3%	3%	3%	3%
Payroll Growth		55%	59%	15%	19%
Cash Assumptions					
Months of Cash on Hand	2	4	4	5	7
Bill Payment Term (Days)	32	32	32	32	32
Loan Assumptions					
LOC Loan (Interest Only)					
Fixed-Rate Loan					
Loan Term	7				
Loan Rate	8.0%				
Monthly Loan Payment	$1,169	$1,169	$1,169	$1,169	$1,169
Average Monthly Interest	$475	$417	$355	$287	$214
Average Monthly Principle	$694	$752	$814	$882	$955

Year 1 Revenue Forecast

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Total												
Beer Flights (Four 4oz)	415	691	830	1,106	1,244	1,244	1,244	1,244	1,383	1,383	1,521	1,521
Pints 16oz	553	922	1,106	1,475	1,659	1,659	1,659	1,659	1,844	1,844	2,028	2,028
Canned Beer (6 Packs)	277	461	553	737	830	830	830	830	922	922	1,014	1,014
Growlers	184	307	369	492	553	553	553	553	615	615	676	676
Merchandise	10	17	20	27	30	30	30	30	33	33	37	37
Keg	2	4	5	7	7	7	7	7	8	8	9	9
Food	72	120	144	192	216	216	216	216	240	240	264	264
Price												
Beer Flights (Four 4oz)	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00
Pints 16oz	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00
Canned Beer (6 Packs)	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00
Growlers	$14.17	$14.17	$14.17	$14.17	$14.17	$14.17	$14.17	$14.17	$14.17	$14.17	$14.17	$14.17
Merchandise	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00
Keg	$135.00	$135.00	$135.00	$135.00	$135.00	$135.00	$135.00	$135.00	$135.00	$135.00	$135.00	$135.00
Food	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00
Revenue												
Beer Flights (Four 4oz)	$2,904	$4,840	$5,807	$7,743	$8,711	$8,711	$8,711	$8,711	$9,679	$9,679	$10,647	$10,647
Pints 16oz	$2,765	$4,609	$5,531	$7,375	$8,296	$8,296	$8,296	$8,296	$9,218	$9,218	$10,140	$10,140
Canned Beer (6 Packs)	$2,765	$4,609	$5,531	$7,375	$8,296	$8,296	$8,296	$8,296	$9,218	$9,218	$10,140	$10,140
Growlers	$2,612	$4,353	$5,224	$6,965	$7,835	$7,835	$7,835	$7,835	$8,706	$8,706	$9,577	$9,577
Merchandise	$150	$250	$300	$400	$450	$450	$450	$450	$500	$500	$550	$550
Keg	$335	$558	$669	$892	$1,004	$1,004	$1,004	$1,004	$1,115	$1,115	$1,227	$1,227
Food	$216	$360	$432	$576	$648	$648	$648	$648	$720	$720	$792	$792
Total Revenue	$11,747	$19,578	$23,494	$31,325	$35,241	$35,241	$35,241	$35,241	$39,157	$39,157	$43,072	$43,072
Direct Cost												
Beer Flights (Four 4oz)	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60
Pints 16oz	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60	$0.60
Canned Beer (6 Packs)	$3.60	$3.60	$3.60	$3.60	$3.60	$3.60	$3.60	$3.60	$3.60	$3.60	$3.60	$3.60
Growlers	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87
Merchandise	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50
Keg	$85.00	$85.00	$85.00	$85.00	$85.00	$85.00	$85.00	$85.00	$85.00	$85.00	$85.00	$85.00
Food	$0.75	$0.75	$0.75	$0.75	$0.75	$0.75	$0.75	$0.75	$0.75	$0.75	$0.75	$0.75
Direct Cost of Revenue												
Beer Flights (Four 4oz)	$249	$415	$498	$664	$747	$747	$747	$747	$830	$830	$913	$913
Pints 16oz	$332	$553	$664	$885	$996	$996	$996	$996	$1,106	$1,106	$1,217	$1,217
Canned Beer (6 Packs)	$996	$1,659	$1,991	$2,655	$2,987	$2,987	$2,987	$2,987	$3,319	$3,319	$3,650	$3,650
Growlers	$713	$1,188	$1,426	$1,901	$2,139	$2,139	$2,139	$2,139	$2,376	$2,376	$2,614	$2,614
Merchandise	$75	$125	$150	$200	$225	$225	$225	$225	$250	$250	$275	$275
Keg	$211	$351	$421	$562	$632	$632	$632	$632	$702	$702	$772	$772
Food	$54	$90	$108	$144	$162	$162	$162	$162	$180	$180	$198	$198
Subtotal Cost of Revenue	$2,629	$4,381	$5,258	$7,010	$7,886	$7,886	$7,886	$7,886	$8,763	$8,763	$9,639	$9,639

Appendix : Year One Financials

Year 1 Personnel Forecast

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Management Staff												
Brewmaster	1	1	1	1	1	1	1	1	1	1	1	1
Sales Representative	1	1	1	1	1	1	1	1	1	1	1	1
Assistant Brewer	2	2	2	2	2	2	2	2	2	2	2	2
Total Personnel	4	4	4	4	4	4	4	4	4	4	4	4
Management Salaries												
Brewmaster	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667
Sales Representative	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
Assistant Brewer	$2,333	$2,333	$2,333	$2,333	$2,333	$2,333	$2,333	$2,333	$2,333	$2,333	$2,333	$2,333
Management Staff												
Brewmaster	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667
Sales Representative	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
Assistant Brewer	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667
Total Payroll	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833

Year 1 Income Statement

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Revenue	$11,747	$19,578	$23,494	$31,325	$35,241	$35,241	$35,241	$35,241	$39,157	$39,157	$43,072	$43,072
Subtotal Cost of Revenue	$2,629	$4,381	$5,258	$7,010	$7,886	$7,886	$7,886	$7,886	$8,763	$8,763	$9,639	$9,639
Total Cost of Revenue	$2,629	$4,381	$5,258	$7,010	$7,886	$7,886	$7,886	$7,886	$8,763	$8,763	$9,639	$9,639
Gross Margin	$9,118	$15,197	$18,236	$24,315	$27,355	$27,355	$27,355	$27,355	$30,394	$30,394	$33,433	$33,433
Gross Margin/Revenue	77.62%	77.62%	77.62%	77.62%	77.62%	77.62%	77.62%	77.62%	77.62%	77.62%	77.62%	77.62%
Expenses												
Rent	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000
General Insurance Liability	$175	$175	$175	$175	$175	$175	$175	$175	$175	$175	$175	$175
Telephone/Internet	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100
Website Hosting/ Updates	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75
Marketing & Advertising	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Supplies	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
Utilities	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500
Professional Services	$400	$400	$400	$400	$400	$400	$400	$400	$400	$400	$400	$400
Travel & Fuel	$350	$350	$350	$350	$350	$350	$350	$350	$350	$350	$350	$350
Facility Maintenance	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Merchant Fees	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750
Depreciation & Amortization	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750	$750
Payroll Taxes & Benefits	$1,096	$1,096	$1,096	$1,096	$1,096	$1,096	$1,096	$1,096	$1,096	$1,096	$1,096	$1,096
Total Personnel	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833
Total Operating Expenses	$23,530	$23,530	$23,530	$23,530	$23,530	$23,530	$23,530	$23,530	$23,530	$23,530	$23,530	$23,530
Profit Before Interest and Taxes	($14,412)	($8,333)	($5,293)	$785	$3,825	$3,825	$3,825	$3,825	$6,864	$6,864	$9,904	$9,904
Interest on Loan Repayment	$500	$496	$491	$487	$482	$477	$473	$468	$463	$459	$454	$449
Taxes Incurred	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,984	$1,985
Net Profit	($14,912)	($8,828)	($5,784)	$299	$3,343	$3,347	$3,352	$3,357	$6,401	$6,405	$7,465	$7,469
Net Profit/Revenue	-126.94%	-45.09%	-24.62%	0.95%	9.49%	9.50%	9.51%	9.52%	16.35%	16.36%	17.33%	17.34%

Appendix : Year One Financials

Year 1 Cash Flow

Additional Cash Received	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Revenue	$11,747	$19,578	$23,494	$31,325	$35,241	$35,241	$35,241	$35,241	$39,157	$39,157	$43,072	$43,072
Proceeds from Bank Loan	$75,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Owner Contribution	$40,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Proceeds from Investor	$30,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Subtotal Cash Received	$156,747	$19,578	$23,494	$31,325	$35,241	$35,241	$35,241	$35,241	$39,157	$39,157	$43,072	$43,072
Total Personnel	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833	$9,833
Bill Payments	$0	$16,075	$17,823	$18,695	$20,443	$21,315	$21,310	$21,306	$21,301	$22,173	$22,168	$25,024
Additional Cash Spent												
Investor Repayment	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Start-up Costs	$52,700	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Principal Loan Repayment	$669	$673	$678	$682	$687	$692	$696	$701	$705	$710	$715	$720
Purchase Inventory	$7,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Purchase Long-term Assets	$31,500	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Dividends Paid	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Cash Spent	$101,702	$26,582	$28,335	$29,211	$30,963	$31,840	$31,840	$31,840	$31,840	$32,716	$32,716	$35,577
Net Cash Flow	$55,045	($7,004)	($4,841)	$2,114	$4,278	$3,401	$3,401	$3,401	$7,317	$6,441	$10,356	$7,495
Cash Balance	$55,045	$48,041	$43,200	$45,315	$49,592	$52,994	$56,395	$59,796	$67,113	$73,553	$83,909	$91,405

Year 1 Balance Sheet

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Current Assets												
Cash	$55,045	$48,041	$43,200	$45,315	$49,592	$52,994	$56,395	$59,796	$67,113	$73,553	$83,909	$91,405
Inventory	$7,000	$7,000	$7,000	$7,000	$7,000	$7,000	$7,000	$7,000	$7,000	$7,000	$7,000	$7,000
Total Current Assets	$62,045	$55,041	$50,200	$52,315	$56,592	$59,994	$63,395	$66,796	$74,113	$80,553	$90,909	$98,405
Long-term Assets	$84,200	$84,200	$84,200	$84,200	$84,200	$84,200	$84,200	$84,200	$84,200	$84,200	$84,200	$84,200
Accumulated Depreciation	$750	$1,500	$2,250	$3,000	$3,750	$4,500	$5,250	$6,000	$6,750	$7,500	$8,250	$9,000
Total Long-term Assets	$83,450	$82,700	$81,950	$81,200	$80,450	$79,700	$78,950	$78,200	$77,450	$76,700	$75,950	$75,200
Other Assets												
Total Assets	$145,495	$137,741	$132,150	$133,515	$137,042	$139,694	$142,345	$144,996	$151,563	$157,253	$166,859	$173,605
Current Liabilities												
Accounts Payable	$16,075	$17,823	$18,695	$20,443	$21,315	$21,310	$21,306	$21,301	$22,173	$22,168	$25,024	$25,020
Subtotal Current Liabilities	$16,075	$17,823	$18,695	$20,443	$21,315	$21,310	$21,306	$21,301	$22,173	$22,168	$25,024	$25,020
Long-term Liabilities	$74,331	$73,658	$72,980	$72,297	$71,610	$70,919	$70,223	$69,522	$68,816	$68,106	$67,391	$66,671
Total Liabilities	$90,406	$91,481	$91,675	$92,740	$92,925	$92,229	$91,528	$90,823	$90,989	$90,274	$92,415	$91,692
Paid-in Capital	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000	$70,000
Retained Earnings	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Earnings	($14,912)	($23,740)	($29,524)	($29,225)	($25,883)	($22,535)	($19,183)	($15,827)	($9,426)	($3,021)	$4,445	$11,913
Total Capital	$55,088	$46,260	$40,476	$40,775	$44,117	$47,465	$50,817	$54,173	$60,574	$66,979	$74,445	$81,913
Total Liabilities and Capital	$145,495	$137,741	$132,150	$133,515	$137,042	$139,694	$142,345	$144,996	$151,563	$157,253	$166,859	$173,605
Net Worth	$55,088	$46,260	$40,476	$40,775	$44,117	$47,465	$50,817	$54,173	$60,574	$66,979	$74,445	$81,913

